UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HEADWATERS INCORPORATED

(Name of Subject Company (Issuer))

HEADWATERS INCORPORATED

(Name of Filing Person (Offeror))

2-7/8% Convertible Senior Subordinated Notes due 2016	42210PAA0 and 42210PAB8
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

Kirk A. Benson

Chief Executive Officer and Chairman of the Board of Directors

Headwaters Incorporated

10653 South River Front Parkway, Suite 300

South Jordan, UT 84095

(801) 984-9400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Linda C. Williams, Esq.

Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street

San Francisco, CA 94105

(415) 983-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$71,800,000	$4,006.44

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of the $71.8 million in aggregate principal amount outstanding of 2-7/8% Convertible Senior Subordinated Notes due 2016 at the offer price of $1,000 per $1,000 principal amount.

**	$55.80 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13d-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is being filed with the United States Securities and Exchange Commission (the “SEC”) by Headwaters Incorporated, a Delaware corporation (“Headwaters” or the “Company”), in connection with Headwaters’ offer to purchase for cash any and all of Headwaters’ $71.8 million aggregate principal amount outstanding of 2-7/8% Convertible Senior Subordinated Notes due 2016 (the “Notes”) at a price of $1,000 per $1,000 in principal amount (the “Offer”). Tendering holders of Notes that are accepted for purchase will also receive accrued and unpaid interest on the Notes from the last interest payment date to, but excluding, the date of payment, as described in the Offer to Purchase, dated September 24, 2009 (the “Offer to Purchase”). Headwaters’ offers are being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The Offer will expire at 12:00 midnight, New York City time, on October 22, 2009, unless extended (such time and date, as it may be extended, the “Expiration Date”).

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

All of the information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below:

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer of the Notes is Headwaters Incorporated. The address of Headwaters’ principal executive offices is 10653 South River Front Parkway, Suite 300, South Jordan, Utah 84095, and its telephone number is (801) 984-9400.

(b) Securities. The subject class of securities are Headwaters’ 2-7/8% Convertible Senior Subordinated Notes due 2016. As of the date hereof, approximately $71.8 million in aggregate principal amount of the Notes was outstanding. The information set forth under the caption “Description of the Notes” in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association. Except for limited or sporadic quotations, there is no established trading market for the Notes. Headwaters’ common stock, into which the Notes are convertible, trades on the New York Stock Exchange under the symbol “HW.” The information set forth under the caption “Trading Market for the Notes and Common Stock” in the Offer to Purchase is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth under the caption “Description of the Notes” in the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This is an issuer tender offer, and Headwaters is the filing person. The business address of Headwaters is 10653 South River Front Parkway, Suite 300, South Jordan, Utah 84095, and its

telephone number is (801) 984-9400. The following table lists the names of all directors and executive officers of Headwaters. The mailing address of each director and executive officer is: c/o Headwaters Incorporated, 10653 South River Front Parkway, Suite 300, South Jordan, Utah 84095, and each such person’s telephone number is (801) 984-9400.

Name	Position
Kirk A. Benson	Chief Executive Officer and Chairman of the Board
Steven G. Stewart	Chief Financial Officer
Harlan M. Hatfield	Vice President, General Counsel and Secretary
William H. Gehrmann, III	President, Headwaters Resources, Inc.
John N. Lawless, III	President, Headwaters Construction Materials, Inc.
R. Sam Christensen	Director
William S. Dickinson	Director
Blake O. Fisher, Jr.	Director
E. J. “Jake” Garn	Director
James A. Herickhoff	Vice Chairman and Director
Malyn K. Malquist	Director
Raymond J. Weller	Director

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Purpose of the Offer,” “Source and Amount of Funds,” “Terms of Offer,” “Certain Significant Considerations,” and “Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases. To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Issuer’s Securities. The information set forth under the caption “Description of the Notes” and the documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Purchase are incorporated herein by reference.

Headwaters has entered into the following agreements in connection with its securities:

•

Indenture, dated as of June 1, 2004, between the Company and Wilmington Trust FSB, a federal savings bank, as Trustee, filed as Exhibit (d)(1) to this Schedule TO and is incorporated herein by reference.

•	Registration Rights Agreement, dated as of June 1, 2004, between the Company and Morgan Stanley & Co. Incorporated, filed as Exhibit (d)(2) to this Schedule TO and is incorporated herein by reference.

•

Indenture, dated as of January 22, 2007, between the Company and Wilmington Trust FSB, a federal savings bank, as Trustee, filed as Exhibit (d)(3) to this Schedule TO and is incorporated herein by reference.

•

Indenture, dated as of December 19, 2008, between Headwaters Incorporated and Wilmington Trust FSB, a federal savings bank, as Trustee, filed as Exhibit (d)(4) to this Schedule TO and is incorporated herein by reference.

•	Registration Rights Agreement, dated as of December 19, 2008, among Headwaters and the investors named therein, filed as Exhibit (d)(5) to this Schedule TO and is incorporated herein by reference.

•

Indenture, dated as of March 30, 2009, between Headwaters and Wilmington Trust FSB, a federal savings bank, as Trustee, filed as Exhibit (d)(6) to this Schedule TO and is incorporated herein by reference.

•	Registration Rights Agreement, dated as of March 30, 2009, among Headwaters and the investors named therein, filed as Exhibit (d)(7) to this Schedule TO and is incorporated herein by reference.

Headwaters is a party to the following equity compensation plans:

•	Headwaters Incorporated Amended and Restated Long Term Incentive Compensation Plan, filed as Exhibit (d)(8) to this Schedule TO and is incorporated herein by reference.

•

1995 Stock Option Plan, as amended by the First Amendment thereto. The 1995 Stock Option Plan and First Amendment thereto are filed as Exhibits (d)(9) and (d)(10) to this Schedule TO, respectively, and are incorporated herein by reference.

•	2002 Stock Incentive Plan, filed as Exhibit (d)(11) to this Schedule TO and is incorporated herein by reference.

•	2003 Stock Incentive Plan, filed as Exhibit (d)(12) to this Schedule TO and is incorporated herein by reference.

A description of these plans is set forth in Headwaters’ annual report on Form 10-K for the fiscal year ended September 30, 2008 filed with the SEC on November 21, 2008 (File No. 001-32459) under the caption “Note 2: Stock Based Compensation Plans” and including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our Annual Meeting of Stockholders held on March 3, 2009, and is incorporated herein by reference.

Certain members of our senior management and Board of Directors have, in connection with our sale of common stock pursuant to our Registration Statement on Form S-3, as amended by Amendment Nos. 1 and 2 filed with the SEC on November 21, 2008 (the “Registration Statement”), agreed to enter into lock-up agreements restricting the ability of each to sell securities of the Company, the form of which agreement is filed as Exhibit (d)(13) to this Schedule TO and is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth under the caption “Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired. Any Notes accepted for purchase by the Company pursuant to the Offers will be retired and cancelled and will no longer be outstanding.

(c) Plans. The information set forth under the caption “Source and Amount of Funds” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth under the caption “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth under the captions “Source and Amount of Funds” and “Terms of the Offer—Conditions to the Offer” in the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds. The information set forth under the caption “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Securities Ownership. To the best knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions. On July 31, 2009, Headwaters exchanged approximately $19.8 million of the Notes plus related accrued interest for approximately 4.8 million shares of Headwaters Common Stock. Headwaters incorporates by reference its Current Report on Form 8-K filed with the SEC on July 31, 2009 (other than any portion of such Current Report which is deemed furnished and not filed).

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth under the caption “Dealer Manager, Depositary and Information Agent” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in our Annual Report on Form 10-K for the year ended September 30, 2008, in our Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2008, March 31, 2009 and June 30, 2009 is hereby incorporated by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Purchase are incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

The Index to Exhibits appearing after the signature page is incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HEADWATERS INCORPORATED

By	/S/ KIRK A. BENSON
Kirk A. Benson
Chief Executive Officer

Date: September 24, 2009

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated September 24, 2009.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	IRS Form W-9.

(a)(5)	Press Release, dated September 24, 2009.

(d)(1)	Indenture dated as of June 1, 2004, between Headwaters Incorporated and Wilmington Trust FSB, a federal savings bank, as Trustee (incorporated by reference to the indicated exhibit filed with Headwaters’ Current Report on Form 8-K/A filed with the SEC on December 7, 2004).

(d)(2)	Registration Rights Agreement, dated as of June 1, 2004, by and among Headwaters Incorporated and Morgan Stanley & Co. (incorporated by reference to the indicated exhibit filed with the Company’s Registration Statement on Form S-3 filed with the SEC on July 20, 2004).

(d)(3)	Indenture, dated as of January 22, 2007, between the Company, as issuer, and Wilmington Trust FSB, a federal savings bank, as Trustee (incorporated by reference to the indicated exhibit filed with the Company’s Current Report on Form 8-K filed with the SEC on January 22, 2007).

(d)(4)	Indenture, dated as of December 19, 2008, between the registrant and Wilmington Trust FSB, a federal savings bank, as Trustee (incorporated by reference to the indicated exhibit filed with Headwaters’ Current Report on Form 8-K, filed with the SEC on December 22, 2008).

(d)(5)	Registration Rights Agreement, dated as of December 19, 2008, among Headwaters and the investors named therein (incorporated by reference to the indicated exhibit filed with Headwaters’ Current Report on Form 8-K filed with the SEC on December 22, 2008).

(d)(6)	Indenture, dated as of March 30, 2009, between Headwaters and Wilmington Trust FSB, a federal savings bank, as Trustee (incorporated by reference to the indicated exhibit filed with Headwaters’ Current Report on Form 8-K filed with the SEC on April 3, 2009).

(d)(7)	Registration Rights Agreement, dated as of March 30, 2009, between Headwaters and the investors named therein (incorporated by reference to the indicated exhibit filed with Headwaters’ Current Report on Form 8-K filed with the SEC on April 3, 2009).

(d)(8)	Headwaters Incorporated Amended and Restated Long Term Incentive Compensation Plan (incorporated by reference to the indicated exhibit filed with Headwaters’ Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2009).

(d)(9)	1995 Stock Option Plan (incorporated by reference to the indicated exhibit filed with Headwaters’ Registration Statement on Form 10, filed February 26, 1996).

(d)(10)	First Amendment to 1995 Stock Option Plan (incorporated by reference to Exhibit 10.5.1 filed with Headwaters’ Registration Statement on Form 10, filed February 26, 1996).

(d)(11)	2002 Stock Incentive Plan (incorporated by reference to the indicated exhibit filed with Headwaters’ Annual Report on Form 10-K, for the fiscal year ended September 30, 2004).

(d)(12)	2003 Stock Incentive Plan (incorporated by reference to the indicated exhibit filed with Headwaters’ Quarterly Report on Form 10-Q, for the quarter ended December 31, 2002).

(d)(13)	Form of Lock Up Agreement (incorporated by reference to Exhibit C to Exhibit 1.1 filed with the Company’s Current Report on Form 8-K filed with the SEC on September 17, 2009).